

10015853

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

ORGANIZACION
Ferreyros

SUPPL

Lima, June 8th, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of May 31st, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

-Ferreyros

FERREYROS S.A.A.

Martes, 08 de Junio de 2010

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: MAYO - 2010

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 424,816,167
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavali	Nro.Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	2,105,695	0.495672	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,568,515	0.604618	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	3,133,282	0.737562	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	19,023,228	4.477991	FERREYC1
PJ	RUC 20514900451	ING RENTA ACCIONES FMIV	00942445	2,450,918	0.576936	FERREYC1
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	4,387,170	1.032722	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	4,114,951	0.968643	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	6,368,509	1.499121	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,223,049	0.523297	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,602,837	1.083489	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	12,733,250	2.997355	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	39,067,739	9.196387	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	16,536,198	3.892554	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	9,476,522	2.230735	FERREYC1
PJ	Otro 2008112802	ISHARES MSCI ALL PERU CAPPED INDEX FUND	01229008	4,183,346	0.984743	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	3,661,456	0.861892	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	2,180,759	0.513342	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,328,521	0.548124	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	22,161,182	5.216652	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	27,061,708	6.370216	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	26,647,199	6.272642	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	34,140,832	8.036613	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	16,033,625	3.774250	FERREYC1

Tipo	Documento	Nombre Denominación	Cod.Cavali	Nro.Acciones	Porcentaje	Nemónico
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	27,462,658	6.464598	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,322,003	3.135945	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	6,719,122	1.581654	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	13,536,758	3.186498	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	13,858,164	3.262156	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,155,196	4.038263	FERREYC1

Cordialmente,

EMMA PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE LEGAL
FERREYROS S.A.A.



ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, June 8th,2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

We hereby inform to you that today we have received from Cavali a Report of Changes in Title ownership in the Pension Funds Administrators. Therefore, the shareholders with more than the 5% of the social capital are the following:

	Identification Number	Nacionality	Participation
LA POSITIVA VIDA SEG.Y REASEG.S.A.	RUC 20454073143	Peruana	9.20%
RI-FONDO 3	RUC 20510398158	Peruana	8.04%
HO-FONDO 2	RUC 92143980821	Peruana	6.27%
HORSESHOE BAY LIMITED	Otro 038013580	Extranjera	6.46%
IN-FONDO 3	RUC 20157036794	Peruana	6.37%
PR-FONDO 2	RUC 92142829551	Peruana	5.22%

Faithfully yours

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú